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SHELTON M. VAUGHAN	SINGAPORE
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October 1, 2012	WILMINGTON
MIAMI
PITTSBURGH
VIA EDGAR	NEWARK
LAS VEGAS
Securities and Exchange Commission	CHERRY HILL
Division of Corporation Finance	BOCA RATON
100 F Street, N.E.	LAKE TAHOE
Washington, D.C. 20549	MEXICO CITY
ALLIANCE WITH
Attn: Ms. Andri Boerman	MIRANDA & ESTAVILLO

Re:	Diamond Offshore Drilling, Inc.

Dear Ms. Boerman:

Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated September 25, 2012 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed on February 23, 2012 (File No. 001-13926). On behalf of the Company, this letter will confirm, consistent with our telephone conference, that the Company anticipates responding to the Comment Letter by October 19, 2012.

Very truly yours,

/s/ Shelton M. Vaughan

Shelton M. Vaughan

cc:	William C. Long, Esq.
Senior Vice President, General Counsel and Secretary
Diamond Offshore Drilling, Inc.

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